31 August, 2005

Mr. Michael Moran Branch Chief Division of Corporate Finance United States Securities and Exchange Commission Washington, D.C. 20549-0308 U.S.A

I refer to your letter dated August 17, 2005.

In regard of the points raised by you, we have the following explanations:-

1.	Critical Accounting Policies and Estimates, page 19

Please refer to below for revised critical accounting policies and estimates:

Allowance for doubtful accounts: We maintain an allowance for doubtful accounts based on estimates of the creditworthiness of our customers. If the financial condition of our customers deteriorates, resulting in an impairment of their ability to make payments, additional allowances may be required. For the years ended March 31, 2005, 2004 and 2003, the Company provided an allowance for doubtful accounts amounting to HK$9,057,000, HK$9,530,000 and HK$440,000, respectively. In determining the adequacy of the allowance, we analyze accounts that are significantly delinquent at the balance sheet date as well as consider historical trends. Specifically, the increase in bad debt losses in fiscal 2004 and 2005 was caused by the bankruptcy of one of our US-based customers which filed for Chapter 11 bankruptcy protection and the bankruptcy of one of our PRC tenants, respectively.

Inventories write-downs: We write down the amount by which the cost of inventories (determined by the weighted average method) exceeds their estimated market values based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. For the years ended March 31, 2005, 2004 and 2003, the Company write-down inventories amounting to HK$32,300,000, HK$14,273,000 and HK$Nil, respectively. The increase in inventory write-downs is mainly due to the increasing supply of pearls as well as keen competition from other suppliers which resulted in a drop of the selling price of pearls. In addition, some quality issues with the pearls and the age of our stocks accounted for the increase in inventory write-downs.

Long-lived assets: We periodically evaluate the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, whenever events and circumstances indicate that the carrying value of the asset may no longer be recoverable. Goodwill is evaluated annually as required by SFAS No. 142, Goodwill and Other Intangible Assets. An impairment loss, measured based on the estimated fair value of the asset, is recognized if expected future undiscounted cash flows are less than the carrying amount of the assets. For the year ended March 31, 2005, an impairment loss of HK$2,617,000 has been provided on silver moulds which have deteriorated to such a condition that the estimated fair value dropped below the carrying value of the asset. For the year ended March 31, 2004, an impairment loss of HK$2,151,000 was provided for property, plant and equipment and real estate investments as a result of a decrease in the fair value of these properties.

Non-consolidated investments: An adverse change in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments (which we determine by referring to the operating results of, and the return generated from, such investments), thereby possibly requiring an impairment charge. For the year ended March 31, 2005, the Company has made impairment losses of HK$856,000 for a certain club membership which had minimal market value. For the year ended March 31, 2004, the Company recorded an impairment loss on a pearl farm in which the Company owned a 19.5% stake. Continuous operating losses and poor harvests led to the decline in estimated value of the pearl farm, which the Company believes to be other-than-temporary.

Marketable securities: We hold for long-term investment purposes certain publicly traded securities, which are classified as available for sale. Management periodically reviews these investments for an other–than-temporary decline in value. By taking into account the length of time and the extent to which the market value of certain securities have been below cost, and other qualitative factors, management determined that certain declines in value of such securities was other than temporary. For the years ended March 31, 2005, 2004 and 2003, the Company provided for other-than-temporary declines in value amounting to HK$Nil, HK$2,474,000 and HK$5,921,000, respectively. The decreasing trend of the other-than-temporary decline in value is mainly due to the recovery of the stock market after the Iraq War and the Severe Acute Respiratory Syndrome (“SARS”), which happened in 2003. Management will continue to periodically review the market value of our investments in securities, and if it determines in the future, based at least in part on the length of time and the extent to which the market value is less than cost as well as the financial conditions and prospects of the respective issuers, that an other than temporary decline in value occurs, we may be required to make further write-downs for such declines in value.

2.	Notes to the Consolidated Financial Statement, F-9

The Company has also made a number of investments in companies that supply the Company or distribute its products. The Company has an investment of Renminbi 5,100,000 (HK$4,730,000) for a 19.5% stake in a pearl farm located in Nan’ao County in Guangdong Province in the PRC through a cooperative joint venture which has a duration of 11 years. In case of termination or liquidation of the joint venture, the Company is entitled to receive 19.5% of the net assets of the joint venture. As a result of the poor operating performance of the pearl farm, continuous operating losses were incurred which indicated that there is an inability to recover the carrying value of the investment. Therefore the Company recognized impairment losses of HK$3,000,000 in 2002 and HK$1,730,000 in 2004. The amount of impairment losses is included in the caption headed “Selling, general and administrative expenses – Pearls” in the income statement with the impaired long-lived asset reported in the pearl segment.

3.	Note 1, Organization and Acquisition and Divestiture, F-10

“MSIL” is a typo. It should have been “IBS.” This same disclosure was correct in our 10-Ks for the years ended March 31, 2003 (Page F-8) and March 31, 2004 (Page F-9). We shall make sure to correct this typo in any future disclosure of this incident. Thank you for bringing it to our attention.

4.	Note 5, Inventories, F-21

The inventory write-down represented a lower-of-cost-or-market adjustment of our inventory, based on our assessment of market conditions, rather than obsolescence. We made no provision for obsolete inventory during the periods presented, and as a result did not file Schedule II.

5.	Note 8, Real Estate Investment, F-22

We did not classify the real estate in question as “held for sale” because (A) although by March 31, 2004, we had entered into an agreement to sell the property, (i) we considered the proposed sale price substantially above the market price in March 2004, (ii) the closing date was six months after the execution and delivery of the sale and purchase agreement, during which the real property prices in Hong Kong could rise or fall substantially, (iii) the purchaser was a thinly capitalized company established especially for the purpose of acquiring the property, and for all practical purposes our only recourse in the event the sale failed to close was to take the purchaser’s deposit, and (B) we had purchased the property for long-term investment rather than speculation, and therefore if such proposed sale did not close, we had no plan to sell the property. Therefore, on March 31, 2004, in our view, given the uncertainty of the proposed sale, we did not fulfill all the requirements set forth in Paragraph 30 of SFAS 144, and should not classify the property as an asset held for sale.

In connection with our response made to you in this letter, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

For and on behalf of

Man Sang Holdings, Inc.

/s/ Henry Au

Henry Au

Chief Financial Officer

c.c. Mr. Dave Irving, Staff Accountant